SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 01.545.826/0001-07
Company Registry (NIRE): 35.300.147.952

Publicly-held Company

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING
OF JANUARY 29, 2018

1. Date, time and venue: On January 29, 2018, at 10:00 a.m., at the headquarters of GAFISA S.A. (“Company”), in the city and state of São Paulo, at Avenida das Nações Unidas, 8.501, 19º andar.

2. Call Notice: Call notice published on December 27, 28 and 29, 2017, on “Official Gazette of the State of São Paulo”, pages 12, 16 and 19 respectively, and published on “O Estado de São Paulo” newspaper, pages B6, B10 and B3, respectively.

3. Attendance: Shareholders representing approximately, 55.53% of the Company's voting capital, as verified by signatures on the “Shareholders Attendance Book”. Mr. Carlos Eduardo Moraes Calheiros, Company’s Officer and Mrs. Laiza Santa Rosa, member of the Company’s Fiscal Council, also attended the meeting.

4. Presiding Board: Odair Garcia Senra, Chairman of the Board of Directors and Chairman of the Meeting, pursuant to paragraph 2 of article 8 of the Bylaws; and Janine Maria Correa Pupo, Secretary.

5. Agenda: resolve on the amendment to the stock option plan approved at the Company's Extraordinary Shareholders' Meeting held on June 18, 2008.

6. Resolutions: the following resolution was taken with the abstentions and contrary votes registered in each case, and these minutes were authorized to be drawn up in summary format and published omitting the shareholders’ signatures, pursuant to article 130, paragraphs 1 and 2, of Law 6.404/76:

6.1. To approve, by majority of attending shareholders, computing 7,078,895 votes in favor, 196,350 votes against and 7,792,093 abstentions, the amendment to the stock option plan approved at the Company's Extraordinary Shareholders' Meeting held on June 18, 2008, under the terms and for the reasons indicated in the Management Proposal for this Shareholders’ Meeting, whose version consolidating the amendments approved herein constitutes the Attachment I to the Minutes to which this Meeting refers.

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7. Closure: There being no further business to address, the meeting was adjourned for the drawing up of these Minutes in summary format which, after being read and found to be in compliance, were signed by the attendees after the closure of the Meeting. São Paulo. São Paulo, January 29, 2018. Chairman of the Meeting: Odair Garcia Senra; Secretary: Janine Maria Correa Pupo. Shareholders: WISHBONE DELAWARE BRAZIL I, LLC, and WISHBONE RESTRICTED PARTNERS, LP (By: Carlos Eduardo Moraes Calheiros); ALLIANCE TRUST PLC, RIVER AND MERCANTILE WORLD RECOVERY FUND, WSSP INTERNATIONAL EQUITIES TRUST, BNYMTD RIVER AND MERCANTILE UK EQUITY LONG TERM RECOVERY FUN, RIVER AND MERCANTILE ICVC - RIVER AND MERCANTILE GLOBAL H A, THE HEALTH FOUNDATION, BT WHOLESALE MULTI-MANAGER INTERNATIONAL SHARE FUND, and BATTELLE MEMORIAL INSTITUTE (By: Carlos Eduardo Moraes Calheiros); GWI BRAZIL AND LATIN AMERICA MASTER FUND LTD, GWI ASSET MANAGEMENT S.A., GWI REAL ESTATE FIA INVESTIMENTO NO EXTERIOR, GWI CLASSIC FIA., GWI SMALL E MID CAPS FUNDO DE INVESTIMENTO DE ACOES, GWI PIPES FUNDO DE INVESTIMENTO EM ACOES, GWI LEVERAGE FUNDO DE INVESTIMENTO DE ACOES, GWI HIGH VALUE FUNDO DE INVESTIMENTO EM ACOES IE, and FI EM ACOES GWI PRIVATE INVESTIMENTO NO EXTERIOR (By: Karen Sanchez Guimarães); and THE WESTPAC WHOLESALE UNHEDGED INTERNATIONAL SHARE TRUST, PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, CITY OF NEW YORK GROUP TRUST, PARAMETRIC EMERGING MARKETS FUND, NORTHERN FUNDS GLOBAL REAL ESTATE INDEX FUND, FIDELITY AD S VIII: FIDELITY AD GL CAPITAL APP F, NORTHERN TRUST COLLECTIVE GLOBAL REAL ESTATE INDEX FUND-N L, SPDR S&P EMERGING MARKETS SMALL CAP ETF, NORTHERN TRUST COLLECTIVE GLOBAL REAL ESTATE INDEX FUND-LEND, PUBLIC EMPLOYEES RE ASSOC OF NEW MEXICO, THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA, STICHING PENSIOENFONDS VOOR HUISARTSEN, SPDR S&P EMERGING MARKETS ETF (By: Paulo Roberto Bellantani Brandão).

This is a faithful copy of the original Minutes drawn up in the Company’s records.

São Paulo, January 29, 2018.

Presiding Board:

_________________________________ Odair Garcia Senra Chairman of the Meeting	_________________________________ Janine Maria Correa Pupo Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 29, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer